April 25, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Go Public, Inc.

Response to Staff Comments, April 25, 2013

Registration Statement Form 10-12G

Filed February 7, 2013

File No. 000-54894

To the men and women of the SEC:

EXPLANATORY NOTE REGARDING THIS CORRESPONDENCE

On behalf of Go Public, Inc. (“we”, “us”, or the “Company”), are correcting a clerical error on the signature page of our last correspondence to SEC dated April 25, 2013. Inadvertently, the printed name did not correctly match the digital signature of our President and CEO. Except as described above, this correspondence No. 4 does not modify or update the original Form 10-12G filed on February 7, 2013 or any amendment thereto.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement in our last correspondence dated April 25, 2013. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

1.) We note that you have not signed any of your letters in response to our comment letters. As previously requested, please provide another written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this instance, please have an officer of your company sign your response letter on behalf of your company to confirm that you are responsible for the statements therein. Please include your officer’s signature in all future correspondence with us.

COMPANY RESPONSE

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business, page 3

(b) Business of Issuer, page 3.

2.) Please elaborate on and provide context for your reader about the risk that a private operating company merging with a Footnote 32 shell company may become “the witness, subject or target of an SEC complaint for fraud.” For example, explain the circumstances under which such a company would become a witness, subject or target of an SEC complaint for fraud.

COMPANY RESPONSE

The circumstance under which such a company would become a witness, subject or target of an SEC complaint for fraud was addressed on page 3.

Date: April 25, 2013	Go Public, Inc.

	By:	/s/ Thomas DeNunzio
Name:Thomas DeNunzio
Title: President and CEO